FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Material Fact dated October 21, 2004, regarding the Extraordinary General Shareholders' Meeting held October 21, 2004.

Item 1

     THE SHAREHOLDERS’ MEETING OF GRUPO
SANTANDER APPROVES CAPITAL INCREASE FOR
THE ACQUISITION OF ABBEY NATIONAL

• Lord Burns will remain as Chairman of Abbey and Francisco Gómez Roldán will be its new Chief Executive

Santander, 21st October 2004. The Extraordinary General Shareholders’ Meeting of Grupo Santander today approved the capital increase for the acquisition of the U.K. bank Abbey National. The transaction will involve an issue of up to 1.511 billion new Santander shares, representing approximately 24% of the share capital.

The takeover of Abbey by Santander – the largest cross-border acquisition in European retail banking history and the biggest investment ever made by a Spanish company in Europe – will place the Group among the ten leading banks in the world by stock market value. Emilio Botín, Chairman of the Group, said: “This operation will create value for our shareholders and open up new avenues for continued growth.”

The Chairman reaffirmed the Group’s stance on cross-border mergers. “We do not believe in cross-border mergers of equals, because they do not create value. Without a single, effective management, they make it difficult to integrate different management cultures and determine clear business lines.” And he stressed: “However, we do believe in, and have successfully undertaken, many cross-border acquisitions in the Americas and in Europe. And we have proved that they create value. The Abbey operation is an acquisition, not a merger. And it is an acquisition that fits perfectly well into our strategy.”

He pointed out that “the Abbey transaction is a great opportunity for Grupo Santander. He recalled that Abbey was the sixth largest bank in the United Kingdom and number two in mortgage business, with 740 branches and 18 million customers. “It has an important retail franchise of great potential. We are convinced that we can improve its management and its earnings”. “It is an activity we know well, one that fits in perfectly with our multi-local banking strategy focused on retail banking.”

“We have approached this transaction with very clear ideas: we are going to do what we do best – customer banking”, he said. ”We are going to strengthen Abbey´s business capabilities and enhance the quality and efficiency of its products and services. We will do all this without closing branches. We will take advantage of the competitive advantages afforded by our technology platform, Parthenon, and our cost control”.

Comunicación Externa. Ciudad Grupo Santander. Edificio Arrecife – 3S, 2ª planta .- 28660-Boadilla del Monte (Madrid) Tel.: 34 91 289 51 88 Fax: 34 91 257 10 39

Item 1

Regarding the impact of the acquisition on shareholders, Botín said that “In this transaction, as in all those we have undertaken in the Bank’s history, our objective is to create value.” “We are convinced that the purchase of Abbey is a good operation for our shareholders”. “After the purchase of Abbey, there will be new investors throughout the world interested in our shares”.

Botín reviewed some of the measures to be set in motion immediately after the approval of the transaction, which would benefit U.K. shareholders, such as the planned listing of Santander shares on the London Stock Exchange, the payment of Santander’s quarterly dividends in sterling, the Santander share trading mechanism for small shareholders until listing on the London Stock Exchange and the setting up of a shareholder relations office in the U.K. He also confirmed that U.K. shareholders would enjoy the same advantages as those presently available to all other Santander shareholders.

Botín announced that the Bank’s Board had decided, subject to the successful conclusion of the transaction, that Lord Burns would remain as the Chairman of the Board of Directors of Abbey National and that its new Chief Executive would be Francisco Gómez Roldán, until now the Group’s Chief Financial Officer.

Alfredo Sáenz: “All energy can now be focused on retail banking, Abbey’s core business, and developing the franchise’s capacity for growth.”

The 2nd Vice Chairman and CEO, Alfredo Sáenz, began his address by explaining Grupo Santander’s business model, a retail banking business model that is adapted to each market, built on three basic pillars: obtaining critical mass in relevant markets; a strong sales and customer service culture and strict cost control.

The CEO listed the initial priorities for Abbey: reinvigorating its sales capabilities, strengthening distribution through its branches, reducing operational costs (especially in technology and the rationalisation of back-office operations) and finally, the sale of non-strategic assets.

“We believe there is a wide margin for improvement, both in costs and revenues”, he stressed. He recalled that cost savings were estimated to reach 450 million euros over three years, whilst revenue synergies were estimated to reach 220 million euros in 2007. “

Sáenz summed up in numbers the size of the enlarged Grupo Santander: among the top ten banks in the world by stock market capitalisation, based on yesterday’s Grupo Santander share price, of more than 50 billion euros; more than 600 billion euros in assets, with a customer loan portfolio of 335 billion euros and deposits of 245 billion euros, based on end 2003 figures. The enlarged Group would have 59 million customers, 9,940 branches and 131,000 employees.

Comunicación Externa. Ciudad Grupo Santander. Edificio Arrecife – 3S, 2ª planta .- 28660-Boadilla del Monte (Madrid) Tel.: 34 91 289 51 88 Fax: 34 91 257 10 39

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 21, 2004	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President